UBS Global Technology and Services Conference New York City Craig DeYoung VP, Investor Relations & Corporate Communications June 9, 2009

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

The Markets DRAM 300mm litho capacity utilization recovering while 200mm capacity is being built off DRAM 1Gb prices continue to rise DRAM manufacturers with 55nm process are making money DRAM manufacturer without 55nm process resume process "shrink" plans Some DRAM players preparing 45nm processes NAND Litho capacity utilization moving back toward normal levels NAND 16Gb MLC prices stabilize above 4X nm and 5X nm cash costs Manufacturer prepare 3X nm processes to improve memory density/cost Foundry Litho capacity utilizations show significant improvement Capacity additions being made at 4X nm process node

DRAM revenues appear to bottom out in March YoY DRAM unit growth still well below average of analysts Source: WSTS, ASML Last data point: March 2009 Analyst Average

DRAM 300 mm utilization recovering while 200mm capacity is built off

Source: DRAM Exchange (05/2009) DRAM 1 Gb prices continue to increase during April, due to persistent supply cut-backs, 5x nm manufacturers are cash positive 300 mm cash-costs for 5x nm 1 Gb DRAM between 0.8 & 0.9 USD 300 mm cash-costs for 7x nm 1 Gb DRAM between 1.4 & 1.6 USD 300 mm cash-costs for 6x nm 1 Gb DRAM between 1.0 & 1.2 USD

Q1/09 DRAM operating margins: Production cut-backs resulted in negative op. margins for all players, despite rising ASPs Source: DRAMeXchange (2/09), ASML Most advanced prod. node in Q1/09: 5x nm 5x nm 6x nm 6x nm 7x nm 7x nm

3mma NAND sales is rising as normal seasonal behavior 1Q09 units growth lower than annual forecast Analyst Average Source: WSTS, ASML Last data point: March 2009

NAND utilization, moving back to normal levels * One major manufacturer's dry tool utilization (?30% idle) is not capture in this graph

Source: DRAM Exchange (05/2009) 300 mm cash-costs for 4x nm 16 Gb MLC NAND between 1,9 and 2,4 USD NAND MLC 16 Gb mainstream ASPs stabilized above 4x and 5x nm cash-costs 300 mm cash-costs for 5x nm 16 Gb MLC NAND between 2.5 and 3,1 USD

Operating Margins of main NAND Manufacturers (Q1/06 - Q1/09) -100% -80% -60% -40% -20% 0% 20% 40% 60% 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 Operating Margin [% of Sales] Q1/09 NAND operating margins: Margins driven by raising ASPs. Most advanced volume node in Q1/09: 4x nm SE 4x nm SE 3x nm SPT 4x nm SE Source: DRAMeXchange (2/09), ASML

Logic sales appear to have reached a bottom in March 2009 Analyst Average Source: WSTS, ASML Last data point: March 2009

Foundry utilizations are recovering fast - but well below trigger point for capacity buys

Market Opportunity

* Note: Process development 1.5 ~ 2 years in advance of manufacturing Year of production start* 1/1/02 1/1/03 1/1/04 1/1/05 1/1/06 1/1/07 1/1/08 1/1/09 1/1/11 1/1/12 1/1/13 1/1/14 1/1/15 1/1/10 Resolution/half pitch, "Shrink" [nm] 20 30 40 50 60 80 200 100 Logic Logic / SRAM 6 Transistor SRAM Cell k1 0.40 ~ 0.44 DRAM NAND DRAM k1 0.30 ~ 0.35 NAND Flash k1 0.27 ~ 0.30 Technology developments continue Drivers of lower device cost and greater device functionality Source: ASML - updated 12/08

Source: ASML Lithography total market growth opportunity - simulation Historical trends projected Factual until 2008 + simulation for 2009 IC trend-based simulation 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 11000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 WW Litho Demand Simulation (2006 - 2015) : Lithography System Revenue [Mio. €] Semiconductor unit growth continues at 9% per year Moore's law unaffected CAGR (2006-15): 9.7% Based on simulations, NOT a forecast

Bottom-up scenario: Four engines of growth Even when assuming slow chip unit growth of 4% (due to Moore's Law slowdown and slower electronics consumption in the West) More DRAM in expanding consumer electronics. Additional €1.2B Litho revenue over 5 years. NAND/DRAM penetration rises to 10% of hard disk drives storage capacity, versus 7% in slow-down scenario, adding €6.7 billion in Litho revenue over 5 years. Emerging new Storage Class Memory makes computer servers perform 25% better, leading to 30% penetration by 2015, adding €1.5B Litho revenue in 2013-2015 period. Middle class population growth expected, driven by Brazil, Russia, India and China (BRIC). Electronics spending in BRIC to more than double to $46/year, adding €6.4B in Litho revenue over 5 years. Based on simulations, NOT a forecast

Source: ASML Bottoms-up scenario: significant litho demand indicated Conservative scenario (4% unit growth) + emerging growth markets Factual until 2008 + simulation for 2009 IC trend-based simulation 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 11000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Worldwide litho demand simulation Lithography System Revenue [Mio. €] Half of historic chip growth of 4% NAND penetration in PC's 10% More spending in BRIC countries More DRAM in consumer products NAND in servers (PCRAM) Based on simulations, NOT a forecast

ASML confirms its strategy The lithography market offers significant growth potential; the company target of EUR 5 billion in annual revenues is still achievable, timing depending on macro economic circumstances ASML's key success factor is unmatched R&D innovation which will remain unaffected in the current crisis and is in line with customer roadmaps, focused on a high level of product differentiation Production capacity (assets and staff) will be maintained to meet customer needs without lengthy lead times ASML scales down its cost structure for positive cash generation even at very low quarterly revenue levels Drive improvement in the long term cost structure through efficiency initiatives

ASML Product Strategy Enabling the future

Committed to R&D New product introduction on track ASML is using its financial strength to uniquely continue aggressive R&D spending in strategic development programs to ensure timely introduction of next node production solutions Proved EUV imaging with the first full field 28 nm dense lines Introduced new suite of lithography-aware design and manufacturing tools supported by our subsidiary Brion State of art Immersion TWINSCAN NXT for Double Patterning (DP) on track to ship in July

TWINSCAN NXT - improved overlay and productivity Suitable for double patterning 32 nm and beyond x, y : 1.6nm, 1.7nm overlay x, y : 1.9nm, 1.8nm overlay Platform capability >200 wafers per hour Excellent overlay shown during SPIE

EUV pre-production systems ready in 2010 First full field 28 nm dense lines imaged

Summary

Summary Litho system utilization at leading edge improving across all sectors Shrink drivers remain in all sectors (Device cost and functionality improvements) Technology purchases resume to support litho process node transitions in all sectors ASML continues to manage the company for cash generation and long term cost structure optimization, while keeping our current aggressive technology development roadmap ASML is prepared to support all customers future litho performance and timing requirements